EXHIBIT 99.6

                               AMENDING AGREEMENT
                            TO THE FACILITY AGREEMENT

          THIS AMENDING AGREEMENT is made and entered into as of the 24th day of August, 2006, by and between:

          (1)  TOWER SEMICONDUCTOR LTD. ("THE BORROWER")

          and

          (2)  BANK HAPOALIM B.M. and BANK LEUMI LE-ISRAEL B.M. ("THE BANKS")

WHEREAS: the Borrower, on the one hand, and the Banks, on the other hand, are parties to a Facility Agreement dated January 18, 2001, as amended from time to time, the last amendment being the Fifteenth Amendment dated June 14, 2006 ("THE FACILITY AGREEMENT"); and

WHEREAS: the Borrower has received all Loans under the Facility and all Commitments have been cancelled and the Borrower has requested that changes be made to various provisions of the Facility Agreement, including the conversion of a portion of the Loans into equity in the Borrower and the postponement of the Borrower's obligation to make repayments of principal with respect to the Loans; and

WHEREAS: the Borrower and the Banks have agreed to amend the Facility Agreement, subject to the terms and conditions set out in this Amending Agreement below,

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.   INTERPRETATION

     1.1. In this Agreement, including the Exhibits hereto:

          1.1.1. "AMENDING AGREEMENT" - means this Amending Agreement;


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          1.1.2. "AMENDMENT           - means the 2nd (second) Business Day
                 CLOSING DATE"          following the date on which the Banks
                                        are satisfied that all the conditions
                                        precedent referred to in clause 3 below
                                        have been fulfilled in a form and
                                        substance reasonably satisfactory to the
                                        Banks ("THE CONDITIONS SATISFACTION
                                        DATE"), provided that if the Conditions
                                        Satisfaction Date is September 28, 2006, the Amendment Closing Date shall be September 29, 2006 (or such other
                                        Business Day as the Banks and the
                                        Borrower may agree);

          1.1.3. "RESTATED            - means the Facility Agreement, as amended
                 FACILITY AGREEMENT"    and restated by this Amending Agreement,
                                        the terms of which are set out in
                                        EXHIBIT 1 hereto and initialled, for the purposes of identification, by the parties hereto.

     1.2. Terms and expressions defined in the Facility Agreement shall have the same meanings when used in this Amending Agreement and all provisions of the Facility Agreement concerning matters of construction and interpretation shall apply to this Amending Agreement.

     1.3. All references in this Amending Agreement to clauses and paragraphs of the Facility Agreement are references to clauses and paragraphs in the Facility Agreement in its form prior to this Amending Agreement.

2.   AMENDMENT AND RESTATEMENT OF THE FACILITY AGREEMENT

     With effect from the Amendment Closing Date and upon all activities to be performed on or before the Amendment Closing Date being completed (or waived, the Banks being under no obligation whatsoever to grant any waiver), the Facility Agreement (including the Schedules attached thereto) shall automatically be amended and restated so that it shall be read and construed for all purposes as set forth in Exhibit 1 hereto and, thereupon,
     Exhibit 1 shall, for the avoidance of doubt, constitute the definitive and binding version of the Facility Agreement as amended by this Amending Agreement.


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3.   CONDITIONS PRECEDENT

     3.1. This Amending Agreement is subject to the conditions precedent that the Banks shall have received, by no later than the 2nd (second) Business Day prior to October 31, 2006, all of the following documents, matters and things in form and substance satisfactory to the Banks:

          3.1.1. a copy, certified a true copy by the external legal counsel of the Borrower, of the updated Certificate of Incorporation, Memorandum and Articles of Association of the Borrower;

          3.1.2. copies of resolutions of the Board of Directors of the Borrower, its audit committee and shareholders, approving the execution, delivery and performance of this Amending Agreement and all agreements and acts to be performed by the Borrower as conditions precedent to, or otherwise in connection with, this Amending Agreement, including: (a) the issue of capital notes, and of the shares issuable upon conversion thereof, of the Borrower to the Banks or their respective nominees as contemplated in clause 5.4 below and the execution of investment and registration rights agreements between the Borrower and the Banks or their respective nominees as referred to in clause 5.3 below; and (b) the issue of capital notes and of the shares issuable upon conversion thereof, of the Borrower to TIC as contemplated in clause 5.2 below and the execution of investment and registration rights agreements between the Borrower and TIC, as referred to in clause 5.1 below, as well as a resolution of the Board of Directors of the Borrower authorising a named officer of the Borrower to execute, deliver and perform this Agreement and such other agreements and acts, and to give all notices and take all such other action required to be given or taken by the Borrower under this Amending Agreement or in connection therewith;

          3.1.3. Amending Agreement fee letters with each of the Banks, both executed as at the date hereof by the Borrower;

          3.1.4. an opinion of Yigal Arnon & Co., Advocates, the Borrower's external legal counsel, addressed to the Banks;


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          3.1.5. an opinion of Mayer, Brown, Rowe & Maw, U.S. legal counsel for the Banks, to the effect that, based upon their review of United States federal or New York State statutes, rules and regulations which, in their opinion, based on their experience, are normally applicable to transactions of the types contemplated by this Amending Agreement ("UNITED STATES APPLICABLE LAWS"): (i) subject to the effectiveness of the registration statement to be filed by the Borrower pursuant to the registration rights agreement with each of the Banks (or their respective nominees), no consent, approval, authorization, order, registration or qualification of or with any United States federal or New York State court or governmental agency or body is required for the sale in the United States (including through the Nasdaq Stock Market) by the Banks of the ordinary shares issuable upon conversion of capital notes to be issued to the Banks (or their respective nominees) pursuant to clause 5.4 below in the United States ("SHARES"), provided that no opinion need be expressed with respect to state securities or Blue Sky laws; (ii) the acquisition and indefinite holding of the capital notes and/or Shares by the Banks is permissible under United States Applicable Laws, including under the Bank Holding Company Act of 1956, as amended; and (iii) the acquisition and holding of the capital notes and/or Shares will not be subject to the notification and filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Such opinion may be based upon and subject to reasonable assumptions and limitations;

          3.1.6. an updated certificate by the Auditors confirming the aggregate investments made in accordance with clauses 16.27.2 and 16.36 of the Facility Agreement from August 1, 2005 through and as of the Amendment Closing Date;

          3.1.7. all of the Borrower's representations and warranties given pursuant to this Amending Agreement shall be accurate in all material respects as of the Amendment Closing Date, as if made on the Amendment Closing Date;

          3.1.8. an updated report of the Insurance Adviser;

          3.1.9. confirmation of the Controller of Restrictive Trade Practices ("THE CONTROLLER") that no approval is required with respect to the transactions contemplated under this Amending Agreement under the Restrictive Trade Practices Law or, if any such approval is considered by the Controller to be required, the unconditional receipt of same;


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          3.1.10. the consent of the Investment Centre to the issue of the capital notes, and of the shares issuable upon conversion of the capital notes, to the Banks (or their respective nominees) as contemplated under clause 5.4 below;

          3.1.11. the approval of the ILA under the Existing ILA Leases to the issue of the capital notes, and of the shares issuable upon conversion of the capital notes, to the Banks (or their respective nominees) as contemplated under clause 5.4 below;

          3.1.12. an updated Schedule 1.1.101 to the Facility Agreement, listing all Material Contracts entered into since January 29, 2001 which are still in effect, as well as copies of such Material Contracts;

          3.1.13. confirmation that all Material Contracts shall be in full force and effect and shall not have been breached by the Borrower (save for any breach which: (a) is not material; and (b) cannot constitute (including with the passage of time or the giving of notice) a cause of action permitting termination of any such Material Contract or any variation thereof adverse to the Borrower);

          3.1.14. a Supplement to the Debenture shall be executed relating to all equipment, Material Contracts, registered Intellectual Property Assets and other assets and rights required under the Debenture to be pledged by way of first-ranking fixed charge in favour of the Banks, but not as yet specifically included in the Debenture and such Supplement shall be perfected and duly registered with the Registrar of Companies and the Registrar of Pledges and the Borrower shall deliver all documents as referred to in clause 3.2 of the Debenture (MUTATIS MUTANDIS) and shall sign all other documents and forms required for the purposes of the aforegoing;

          3.1.15. a list (and copies, certified by the Borrower's external legal counsel) of all the trust deeds, indentures and prospectuses relating to Permitted Subordinated Debt issued by the Borrower and outstanding;

          3.1.16. the updated Schedules set forth on ANNEX A to this Amending Agreement;


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          3.1.17. a certificate of the Chief Financial Officer of the Borrower certifying that, as of the last day of the calendar month prior to the Amendment Closing Date, the Borrower has no Indebtedness, save for Permitted Financial Indebtedness;

          3.1.18. notices of assignment by way of charge of all Material Contracts (other than those referred to in clauses 1.1.36(c)(i) and (ii) of the Facility Agreement);

          3.1.19. notices of assignment by way of charge to, and acknowledgments by, Bank Leumi and Bank Hapoalim, respectively, with respect to the Reserve Accounts; and

          3.1.20. notices to insurers and acknowledgments of such notices, as referred to in clause 3.2 of the Debenture (other than under Insurance Policies in respect of liability of the Borrower to third parties or of liability of the Borrower for damage to property of third parties or of the type listed in Schedule 16.10.6(d) to the Restated Facility Agreement).

     3.2. In the event that the aforegoing conditions precedent are not all fulfilled by the 2nd (second) Business Day prior to October 31, 2006, or in the event that they shall have been fulfilled, but the closing of this Amending Agreement shall not be fully performed in accordance with clause 5 below by October 31, 2006, then, save for clauses 6 and 7 and the second sentence of clause 9 below, this Amending Agreement shall no longer be of any force or effect and the Facility Agreement shall remain unaltered and in full force and effect and, save as aforesaid, no party shall have any claim arising out of or in connection with this Amending Agreement. The Banks undertake that promptly following the fulfilment to the satisfaction of the Banks of all the conditions precedent referred to in clause 3.1 above, the Banks shall confirm to the Borrower in writing that the conditions precedent have been fulfilled.

4.   REPRESENTATIONS AND WARRANTIES

     4.1. The Borrower acknowledges that the Banks have agreed to this Amending Agreement in full reliance on all of the representations and warranties set forth in the Restated Facility Agreement, all of which representations and warranties are deemed to have been made on the date hereof and repeated on the Amendment Closing Date.


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     4.2. For the removal of doubt, the term "Finance Documents" when referred to in the representations and warranties set out in clause 15 of the Restated Facility Agreement, includes also references to this Amending Agreement and to the Restated Facility Agreement.

5.   AMENDMENT CLOSING

     Subject to the fulfilment of the conditions precedent set out in clause 3 above, all of the acts, including all of the following documents, matters and things, in form and substance satisfactory to the Banks, set out in this clause 5 (or in the case of clauses 5.3, 5.6, 5.8 and 5.9 below, in form and substance satisfactory to the Bank entering into such amendment or agreement) below shall be performed, on or prior to the Amendment Closing Date, each such act to be deemed to have been performed immediately after the other. In the event that any of such acts are not so performed, all of the acts which were performed shall be of no force and effect, and this Amending Agreement shall not have been closed:

     5.1. the Borrower and TIC shall enter into an investment and registration rights agreement, relating to the investment referred to in clause 5.2 below (for the removal of doubt, in form and substance satisfactory to the Banks, as aforesaid);

     5.2. the Borrower shall present to the Banks a certificate by the Auditors, MUTATIS MUTANDIS, in the form of Schedule 1.1.1(v)B to the Facility Agreement, confirming that TIC has, on, or immediately prior to, the Amendment Closing Date, invested in the irredeemable paid-up share capital of the Borrower, an amount of at least US $100,000,000 (one hundred million United States Dollars), against the issue by the Borrower to TIC of an equity convertible capital note, which capital note is convertible into 65,789,474 (sixty-five million, seven hundred and eighty-nine thousand, four hundred and seventy-four) shares (subject to adjustments to changes in capital structure, stock splits, ETC.), such capital note being fully convertible, at any time, in whole or in part and freely transferable, at any time, in whole or in part (for the removal of doubt, in form and substance satisfactory to the Banks, as aforesaid). For the avoidance of doubt, the capital notes issuable hereunder shall not entitle TIC to Interest, dividends, early redemption rights (for the removal of doubt, no conversion of capital notes by TIC into shares shall be deemed a redemption or pre-payment of the capital note), anti-dilution rights, or any adjustments due to changes to Interest rates, the market price of the Borrower shares or indexation of any kind, but shall entitle TIC, as a capital note holder, to participate in rights offerings and shall be subject to certain adjustments, including share splits, combinations and other adjustments, MUTATIS MUTANDIS, as referred to in clause 7 of the Warrants dated August 4, 2005;


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     5.3. the Borrower and each Bank (or each Bank's nominees) shall enter into an investment agreement and a registration rights agreement (for the removal of doubt, each in form and substance satisfactory to such Bank, as aforesaid), relating to the capital notes (and shares issuable thereunder) to be issued to such Bank (or such Bank's nominees) pursuant to clause 5.4 below and the shares or capital notes to be issued pursuant clause 9.4 of the Restated Facility Agreement;

     5.4. the Borrower shall issue to each of the Banks (or their respective nominees) equity equivalent convertible capital notes (for the removal of doubt, in form and substance satisfactory to the Banks, as aforesaid) against the delivery by each such Bank to the Borrower of confirmation that the amount of US $79,000,000 (seventy-nine million United States Dollars) of the principal of the Loans owed to such Bank shall be converted into such capital notes (at the rate of US $2.00 (two United States Dollars) of the principal amount of such converted Loans) to constitute US $1.00 (one United States Dollar) of the principal of such capital notes, which capital notes are each convertible into 25,986,842 (twenty-five million, nine hundred and eighty-six thousand, eight hundred and forty-two) shares (subject to adjustments to changes in capital structure, stock splits, ETC.), such capital notes being fully convertible, at any time, in whole or in part and freely transferable, at any time, in whole or in part. For the avoidance of doubt, the conversion of the Loans described in this clause 5.4 shall not take place, or be deemed to have taken place, prior to the effectiveness of the Restated Facility Agreement on the Amendment Closing Date pursuant to clause 2 above. For the avoidance of doubt, the capital notes issuable hereunder shall not entitle the Banks to Interest, dividends, early redemption rights (for the removal of doubt, no conversion of capital notes by a Bank into shares shall be deemed a redemption or pre-payment of the capital note), anti-dilution rights, or any adjustments due to changes to Interest rates, the market price of the Borrower shares or indexation of any kind, but shall entitle the Banks, as capital note holders, to participate in rights offerings and shall be subject to certain adjustments, including share splits, combinations and other adjustments, MUTATIS MUTANDIS, as referred to in clause 7 of the Warrants dated August 4, 2005;


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     5.5. the Borrower shall deliver to the Banks a capitalisation table reflecting all shareholdings and holdings of securities (including warrants, options and convertible debentures) in the Borrower, as at the Amendment Closing Date, certified as correct by the Chief Financial Officer of the Borrower;

     5.6. the Borrower and each Bank shall execute amendments (for the removal of doubt, in form and substance satisfactory to each Bank, as aforesaid) to each of the Warrants issued to such Bank (or its nominees or Affiliates) prior to the date hereof, extending the respective expiry dates to a date falling 5 (five) years after the Amendment Closing Date;

     5.7. the Borrower shall pay all fees payable in accordance with the fee letters referred to in clause 3.1.3 above;

     5.8. each of the Banks and TIC shall enter into an agreement (for the removal of doubt, in form and substance satisfactory to such Bank, as aforesaid) providing that in the event of any sale by TIC, through one or a series of related transactions, to a third party and/or such third party's Affiliates (other than non-prearranged sales of shares into the market executed on any stock exchange on which the Borrower's shares are then listed or submitted for quotation), such that, immediately following any such sale, TIC would cease to be the largest shareholder of: (a) the Borrower's then issued and outstanding shares (for the avoidance of doubt, not taking into account any securities convertible into or exercisable for shares ("CONVERTIBLE SECURITIES")); or (b) the Borrower's shares on a fully diluted basis, taking into account all Convertible Securities, such Bank shall have the "tag-along" right to sell, in, and on the same terms and conditions as, any such sale or sales by TIC, such percentage of its shares (including, for the avoidance of doubt, shares acquired upon exercise of Warrants) and/or capital notes (calculated, in the case of capital notes on the basis of the number of shares into which the capital notes are then convertible) in the Borrower (but, for the avoidance of doubt, not including any Warrants held by such Bank or its Affiliate) as shall equal the percentage that the: (i) shares being sold by TIC represent of all of TIC's shares in the Borrower, in the event only (a) above is applicable; or (ii) shares and Convertible Securities being sold by TIC represent of all of TIC's shares and Convertible Securities in the Borrower, in the event (b) above is (or, for the avoidance of doubt, both (a) and (b) above are) applicable;


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     5.9. each of the Banks and the Lead Investors shall enter into an agreement
          (for the removal of doubt, in form and substance satisfactory to such Bank, as aforesaid) pursuant to which the Lead Investors would be obligated towards any one (and not more than one) acquirer of 5% (five percent) or more of the then outstanding issued share capital of the Borrower from such Bank (including, for the avoidance of doubt, through acquisition of capital notes from such Bank and conversion by such acquirer of capital notes into shares) to vote for the nominee of such acquirer to be appointed as a director of the Borrower, subject to the Lead Investors being entitled to object to any particular such nominee on reasonable grounds; and

     5.10. the parties shall insert in clause 1.1.6A of Exhibit 1 hereto the date, being the Amendment Closing Date and, without derogating from clause 2 above, shall confirm Exhibit 1 again by signing it on the Amendment Closing Date.

6.   GOVERNING LAW AND JURISDICTION

     This Amending Agreement shall be governed by and shall be construed in accordance with Israeli law and the competent court of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters, provided that the Banks shall be entitled to sue the Borrower in any jurisdiction in which it has an office or holds assets.

7.   GENERAL

     Clauses 26, 27 and 29 of the Facility Agreement shall apply to this Amending Agreement, provided that clause 27.2.1 shall be amended as set forth in Exhibit 1 hereto. Nothing in this Amending Agreement, Exhibit 1 hereto, or the Restated Facility Agreement shall constitute or be construed as a revocation, withdrawal or cancellation of each waiver, approval or consent given to the Borrower by the Banks prior to the date hereof, but only to the extent as such waiver, approval or consent shall be set forth in EXHIBIT 2 to be attached hereto on the Amendment Closing Date (provided that such exhibit is in form and substance satisfactory to the Banks) and each such waiver, approval or consent shall continue to be in effect following the date hereof in accordance with the respective terms thereof.


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8.   INTERIM DETERMINATION OF LIBOR

     Notwithstanding clause 1.1.94 of the Facility Agreement, should the Amendment Closing Date take place on September 30, 2006 or thereafter, the Banks shall have the option (but not the obligation) to determine LIBOR on the basis of daily Eurodollar deposits (rather than 3 (three) month or weekly deposits) for the period between September 30, 2006 and the Amendment Closing Date.

9.   EXERCISABILITY OF WARRANTS ON AMENDMENT CLOSING DATE

     For the avoidance of doubt, the Borrower and each Bank confirm that, pursuant to Section 2A of the Warrant dated August 4, 2005, granted by the Borrower to such Bank, the Second Tranche Exercisability Date (as defined in such Warrant) shall occur upon the signature by the Banks and the Borrower of the Restated Facility Agreement on the Amendment Closing Date pursuant to clause 5.10 above. Should the Restated Facility Agreement not become effective in accordance with clause 2 above and, accordingly not signed pursuant to clause 5.10 above, nothing in this clause 9 shall derogate from the Second Tranche Exercisability Date occurring upon the signature of another agreement by the Banks and the Borrower to reschedule the repayment dates of the Interest Payment Loans as contemplated by said
     Section 2A.

IN WITNESS WHEREOF, THE PARTIES HAVE SIGNED THIS AMENDING AGREEMENT EFFECTIVE AS OF THE DATE FIRST MENTIONED ABOVE.

THE BORROWER:

for    TOWER SEMICONDUCTOR LTD.

By:    _____________________________

Title: _____________________________


THE BANKS:

for    BANK HAPOALIM B.M.                for    BANK LEUMI LE-ISRAEL B.M.

By:    _____________________________     By:       _____________________________

Title: _____________________________     Title:    _____________________________

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